American Strategic Minerals Corporation
31161 Hwy. 90
Nucla, Colorado 81424

April 10, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Pamela A. Long
Craig E. Slivka

Re:	American Strategic Minerals Corporation
Amended Current Report on Form 8-K filed March 14, 2012
File No. 333-171214

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 27, 2012 (the “Comment Letter”) relating to the Amended Current Report on Form 8-K filed March 14, 2012.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
We note your response to comment 6 of our letter dated February 27, 2012.  You state in your response letter that the Centennial-Sun Cup property was subject to extractive operations and generated revenues; however, on page 10 of the amended Form 8-K you state that the “Centennial-Sun Cup property was subject to extractive operations and has generated revenues in the past” and on page 11 you state the opposite.  Please reconcile this disclosure.  Further, please provide a more specific time reference when referring to past” activities and revenues.

The Company has revised the 8-K to clarify that the Centennial-Sun Cup property was subject to extractive operations and generated revenues from the mid 1970’s through 1999.

2.	Please file the agreement with GRQ Consultants as an exhibit.

The Company has filed the agreement as exhibit 10.23 to the amended 8-K.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (970) 864-2125 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ George Glasier

George Glasier